SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549
                              ----------------
                                SCHEDULE 13D




           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)
                              (Amendment No. 2)

                         Manitex International, Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                         Common Stock, no par value
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                  563420108
--------------------------------------------------------------------------------
                               (CUSIP Number)

                             Jeffrey L. Feinberg
                      c/o JLF Asset Management, L.L.C.
                             6682 Los Arboledas
                      Rancho Santa Fe, California 92067
                          United States of America
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              February 2, 2009
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No. 563420108
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Jeffrey L. Feinberg

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     246,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     246,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     246,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.27%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 563420108
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JLF Asset Management, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     246,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     246,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     246,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.27%

14.  TYPE OF REPORTING PERSON*

     OO

CUSIP No. 563420108
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JLF Partners I, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     101,720

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     101,720

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     101,720

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.95%

14.  TYPE OF REPORTING PERSON*

     PN

CUSIP No. 563420108
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JLF Offshore Fund, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     136,360

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     136,360

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     136,360

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.27%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 563420108
          ---------------------


Item 1.  Security and Issuer.

     The name of the issuer is Manitex International, Inc. (the "Issuer"). The address of the Issuer is 7402 W. 100th Place, Bridgeview, Illinois 60455, United States of America. This Amendment No. 2 to Schedule 13D (the "Amendment") relates to the Issuer's Common Stock, no par value (the "Shares").

----------------------------------------------------------------------------

Item 2.  Identity and Background.

     (a) This Amendment is being filed to report material changes in the beneficial ownership of Shares of (i) Jeffrey L. Feinberg, a United States citizen, (ii) JLF Asset Management, L.L.C., a Delaware limited liability company ("JLFAM"), (iii) JLF Partners I, L.P., a Delaware limited partnership ("JLF I"), and (iv) JLF Offshore Fund, Ltd., a Cayman Islands company ("JLFOS", and together with Mr. Feinberg, JLFAM and JLF I, the "Reporting Persons"). These material changes resulted from the sales of the Shares by JLF I, JLFOS and JLF Partners II, L.P., a Delaware limited partnership ("JLF II"), each of which is advised by JLFAM.

     (b) The principal business address for Jeffrey L. Feinberg, JLFAM, JLF I and JLF II is 6682 Los Arboledas, Rancho Santa Fe, California 92067, United States of America. The principal business address for JLF Offshore Fund, Ltd. is c/o Goldman Sachs (Cayman) Trust, Limited, P.O. Box 896, KY1-1103, Gardenia Court, Suite 3307, 45 Market Street, Camana Bay, Grand Cayman, Cayman Islands.

     (c) JLFAM is the management company of JLF I and JLF II and is the investment manager of JLFOS. Jeffrey L. Feinberg is the managing member of JLFAM.

     (d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     (f) Jeffrey L. Feinberg is a citizen of the United States of America. JLFAM, JLF I and JLF II are incorporated in Delaware, United States of America. JLFOS is incorporated in the Cayman Islands.

----------------------------------------------------------------------------

Item 3.  Source and Amount of Funds or Other Consideration.

     As of the date hereof, (i) each of Jeffrey L. Feinberg and JLFAM beneficially owns 246,000 Shares, (ii) JLF I beneficially owns 101,720 Shares and (iii) JLFOS beneficially owns 136,360 Shares.

The funds for the purchase of the Shares and the Common Stock Warrants exercisable into Shares (the "Warrants") came from the working capital of the private investment funds managed by JLFAM, over which Jeffrey L. Feinberg, through his role at JLFAM, exercises investment discretion.

No borrowed funds were used to purchase the Shares or the Warrants, other than any borrowed funds used for working capital purposes in the ordinary course of business. The Warrants were received as part of a $4,981,500 private investment made by the Reporting Persons in the Issuer on November 15, 2006, which at the time of such investment was named Veri-Tek International, Corp.

----------------------------------------------------------------------------

Item 4.  Purpose of Transaction.

The Shares and the Warrants previously held by the Reporting Persons were acquired for, and were held for, investment purposes only. The Warrants currently held by the Reporting Persons were acquired for, and are being held for, investment purposes only. The acquisitions of the Shares and the Warrants were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

The Reporting Persons have no plans or proposals which would relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present Board of Directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the operating policies or corporate structure of the Issuer; (g) any change in the Issuer's charter or by-laws; (h) the Shares of the Issuer ceasing to be authorized to be quoted in the over-the-counter security markets; or (i) causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934. The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own.

----------------------------------------------------------------------------

Item 5.  Interest in Securities of the Issuer.

(a, b) As of the date hereof, each of Jeffrey L. Feinberg and JLFAM may be deemed to be the beneficial owners of 246,000 Shares, constituting 2.27% of the Shares of the Issuer. As of the date hereof, JLF I may be deemed to be the beneficial owner of 101,720 Shares, constituting 0.95% of the Shares of the Issuer. As of the date hereof, JLFOS may be deemed to be the beneficial owner of 136,360 Shares, constituting 1.27% of the Shares of the Issuer. These beneficial ownership percentages are based on the 10,573,158 Shares outstanding as of October 28, 2008, according to the Form 10-Q filed by the Issuer on November 13, 2008, increased by the respective number of Warrants held by the applicable Reporting Person.

     Jeffrey L. Feinberg has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 246,000 Shares. JLFAM has the sole power to dispose or direct the disposition of 0 Shares and has shared power to dispose or direct the disposition of 246,000 Shares. JLF I has sole power to dispose or direct the disposition of 0 Shares and has shared power to dispose or direct the disposition of 101,720 Shares. JLFOS has sole power to dispose or direct the disposition of 0 Shares and has shared power to dispose or direct the disposition of 136,360 Shares.

(c) The trading dates, number of Shares purchased and sold and price per Share for all transactions in the Shares in the past 60 days by the Reporting Persons are set forth in Exhibit B.

----------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth herein, the Reporting Persons do not have any contract, arrangement, understanding, or relationship with any person with respect to the Shares. In the aggregate, the Reporting Persons own 246,000 Warrants. Each Warrant is immediately exercisable into one Share at an exercise price of $4.05. The Warrants will expire on November 15, 2011.

----------------------------------------------------------------------------

Item 7.  Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement
Exhibit B: Schedule of Transactions in the Shares of the Issuer

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        February 4, 2009
                                        ----------------------------------------
                                                        (Date)

                                        /s/ Jeffrey L. Feinberg (1)
                                        ----------------------------------------
                                        Jeffrey L. Feinberg


                                        JLF Asset Management, L.L.C. (1)

                                        By: /s/ Jeffrey L. Feinberg
                                        ----------------------------------------
                                        Title: Managing Member


                                        JLF Partners I, L.P.

                                        By: /s/ Jeffrey L. Feinberg
                                        ----------------------------------------
                                        Title: Managing Member of JLF Asset
                                        Management, L.L.C., its management
                                        company


                                        JLF Offshore Fund, Ltd.

                                        By: /s/ Jeffrey L. Feinberg
                                        ----------------------------------------
                                        Title: Managing Member of JLF Asset
                                        Management, L.L.C., its investment
                                        manager

(1) These Reporting Persons disclaim beneficial ownership except to the extent of their pecuniary interest therein.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A



                           JOINT FILING AGREEMENT

     The undersigned agree that this Amendment No. 2 to Schedule 13D dated February 4, 2009 relating to the Common Stock of Manitex International, Inc. shall be filed on behalf of the undersigned.

                                        /s/ Jeffrey L. Feinberg
                                        ----------------------------------------
                                        Jeffrey L. Feinberg

                                        JLF Asset Management, L.L.C.

                                        By: /s/ Jeffrey L. Feinberg
                                        ----------------------------------------
                                        Title: Managing Member

                                        JLF Partners I, L.P.

                                        By: /s/ Jeffrey L. Feinberg
                                        ----------------------------------------
                                        Title: Managing Member of JLF
                                        Asset Management, L.L.C., its
                                        management company

                                        JLF Offshore Fund, Ltd.

                                        By: /s/ Jeffrey L. Feinberg
                                        ----------------------------------------
                                        Title: Managing Member of JLF
                                        Asset Management, L.L.C., its
                                        investment manager

                                                                      Exhibit B
                       Transactions in the Shares by
            Jeffrey L. Feinberg and JLF Asset Management, L.L.C.
            ----------------------------------------------------

                              Number of Shares
Date                          Purchased/(Sold)                          Price
----                          ----------------                          -----

2/02/2009                       (2,598,437)                             $0.85


             Transactions in the Shares by JLF Partners I, L.P.
             --------------------------------------------------

                              Number of Shares
Date                          Purchased/(Sold)                          Price
----                          ----------------                          -----

2/02/2009                       (1,095,610)                             $0.85


            Transactions in the Shares by JLF Offshore Fund, Ltd.
            -----------------------------------------------------

                              Number of Shares
Date                          Purchased/(Sold)                          Price
----                          ----------------                          -----

2/02/2009                       (1,420,260)                             $0.85





SK 02717 0006 961594